120 Monument Circle Indianapolis, IN 46204	June 19, 2012

Mr. Jim Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:   WellPoint, Inc.

         Form 10-K for the Fiscal Year Ended December 31, 2011

         Filed February 22, 2012

         File No. 001-16751

Dear Mr. Rosenberg:

On behalf of WellPoint, Inc. (the “Company”), this letter is in response to the United States Securities and Exchange Commission (the “Commission”) comment letter dated June 7, 2012 relating to the above-referenced filing by the Company.

We thank you for your review of our filing to ensure that we meet the needs of users of our financial statements and we appreciate the opportunity to provide further clarity on the items raised in your comments. For your convenience, we have listed each comment from the Commission and our responses to these comments. Where applicable, within your comments we have referenced the appropriate section of our response.

Business

Regulation

Protection and Affordable Care Act, page 18

1.      Comment: Please provide us proposed disclosure to be included in future periodic reports that quantifies the percentages of the premiums and enrolled customers that are subject to the minimum medical loss ratio rebates (please refer to section “a” of our response), the amount of rebates recorded against net revenues during 2011, and where the rebate accrual is reflected in balance sheet (please refer to section “b” of our response). Furthermore, on page 45, you state that GAAP basis presentation of benefit expense ratio is different from HHS guidance of calculating medical loss ratio. Please discuss how the medical loss ratio is calculated and used differently from the benefit expense ratio (please refer to section “c” of our response).

Mr. Jim Rosenberg	June 19, 2012

Response:

a.

In light of the Commission’s comment, we have reviewed our prior disclosure and propose to enhance our existing discussion of the minimum medical loss ratio (“MLR”) regulations in the “Business” section in filings of future Form 10-Ks to disclose the following (new disclosure emphasized by underline)[1]:

MLR regulations were issued by HHS in December 2011. The minimum MLR thresholds by line of business are as follows:

Line of Business	%
Large Group	85
Small Group	80
Individual	80

New York state regulations require us to meet a more restrictive MLR threshold of 82% for both Small Group and Individual lines of business. Certain other states have received approval from HHS to phase-in the MLR requirements in the Individual markets in those states and, as a result, are currently using lower thresholds for determination of potential rebates. The minimum MLR thresholds disclosed above are based on definitions of an MLR calculation provided by HHS, or specific states, as applicable, and differ from our “benefit expense ratio” based on premium revenue and benefit expense as reported in accordance with U.S. generally accepted accounting principles, or GAAP. Furthermore, the definitions of the lines of business differ under the various state and federal regulations and may not correspond to our lines of business. Significant changes to the MLR requirements may occur through additional regulatory action by HHS or other government bodies.

Approximately [xx]% and [xx]% of our premium revenue and medical membership, respectively, were subject to the minimum MLR regulations as of and for the year ended December 31, 2012.

Please note that approximately 76% and 31% of our premium revenue and medical membership, respectively, were subject to the minimum MLR regulations as of and for the year ended December 31, 2011.

b.	Our calculation of the minimum MLR rebate accrual at December 31, 2011 was in compliance with the regulations issued by HHS. The liability for minimum MLR rebates and the corresponding reduction to premium revenue represented less than 0.3% of our gross premium revenue for the year ended December 31, 2011. The liability for minimum MLR rebates was recorded in

[1]	This proposed future disclosure may be impacted by changes in existing regulations issued by HHS or other government bodies.

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Mr. Jim Rosenberg	June 19, 2012

our balance sheet within “Other policyholder liabilities” and represented less than 1% of our total current liabilities at December 31, 2011. The minimum MLR rebate accrual was not considered to be material to our financial position or results of operations as of and for the year ended December 31, 2011 and, accordingly, we did not disclose such amounts, or their financial statement captions, in our 2011 Form 10-K. If our minimum MLR rebate accrual does become material to our financial position or results of operations, we will revise our disclosures in filings of future Form 10-Qs and Form 10-Ks to include the applicable information.

c.	Our consolidated GAAP basis benefit expense ratio (“BER”) is calculated as our consolidated GAAP basis benefit expense divided by our consolidated GAAP basis premium revenue and is a metric used to convey to users of our financial statements the costs associated with providing health benefits to our members as a percentage of the premiums received from those members. We follow GAAP guidance specified in Accounting Standards Codification 944, Financial Services—Insurance (“ASC 944”), related to recognition of benefit costs on the income statement. While ASC 944 requires benefit costs to be recognized on the income statement, it does not specifically define such costs. HHS guidance has separately identified the types of costs that are to be included in the determination of benefit expense to be used as the numerator in the HHS MLR. The sole purpose of HHS MLR is to determine the minimum MLR rebate liability for specific products and related legal entities in the various states in which we operate.

Where appropriate, we have aligned our classification of GAAP benefit expense with benefit expense under HHS guidance. However, there are certain components of GAAP benefit expense that cannot be classified consistent with HHS benefit expense classification. In addition, there are inconsistencies between the GAAP basis BER and HHS MLR calculations. Examples of such inconsistencies include, but are not limited to:

•

Our GAAP basis BER is based on our consolidated results of operations for all lines of business, whereas HHS MLR is based on the results of operations on a state-by-state basis for only certain lines of business (large group, small group and individual). Please refer to the “Business” section on page 18 of our 2011 Form 10-K where we have disclosed the lines of business subject to HHS MLR and the applicable minimum MLR thresholds.

•

HHS MLR calculation allows for the inclusion of certain federal and state taxes and assessments as a reduction of premium revenue, whereas federal and state taxes and assessments are classified as income tax expense or selling, general and administrative expense in accordance with GAAP and are excluded from our GAAP basis BER.

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Mr. Jim Rosenberg	June 19, 2012

•

HHS benefit expense includes amounts paid through March 31 of the following year, as well as an estimate for incurred but not reported claims as of March 31 of the following year, for claims incurred during the previous calendar year. However, our GAAP basis benefit expense includes calendar year costs for claims incurred and an estimate for incurred but not reported claims as of the calendar year end.

•

Our GAAP basis benefit expense reflects total costs paid to third party vendors for services rendered to our members. However, HHS regulations do not allow for the inclusion of any profits or administrative expenses by these third party vendors in the determination of benefit expense for HHS MLR calculation purposes.

In light of the Commission’s comment, we will enhance our existing disclosure in the “Overview” section of our “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in filings of future Form 10-Ks as follows (new disclosure emphasized by underline):

As a result of Health Care Reform, the Department of Health and Human Services, or HHS, issued medical loss ratio, or MLR, regulations that require us to meet minimum MLR thresholds for large group, small group and individual lines of business. For purposes of determining MLR rebates, HHS has defined the types of costs that should be included in the MLR rebate calculation. This definition varied from our prior classification under GAAP. Where appropriate, we adopted this revised classification effective January 1, 2011 to further align our GAAP basis benefit expense to that used in the calculation for determining MLR rebates under HHS guidance. Prior period amounts were not reclassified due to immateriality.

However, certain components of the MLR calculation as defined by HHS cannot be classified consistently under GAAP. While considered benefit expense or a reduction of premium revenue by HHS, certain of these costs are classified as other types of expense, such as income tax expense or selling, general and administrative expense, in our GAAP basis financial statements. Accordingly, the benefit expense ratio determined using our consolidated GAAP operating results is not comparable to the MLR calculated under HHS regulations.

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Mr. Jim Rosenberg	June 19, 2012

Consolidated Financial Statements

2. Basis of Presentation and Significant Accounting Policies

Revenue Recognition, page 88

2.	Comment: Please provide us proposed disclosure to be included in future periodic reports that describes how you estimate and account for the minimum medical loss ratio rebates.

Response: We follow HHS prescribed calculation to determine our minimum MLR rebate liability. Our calculation of the minimum MLR rebate liability at December 31, 2011 was in compliance with HHS regulations. In light of the Commission’s comment, we have reviewed our prior disclosure and propose to enhance our existing discussion of our accounting policy for premium revenue recognition in Note 2, “Basis of Presentation and Significant Accounting Policies,” in filings of future Form 10-Ks to disclose the following (new disclosure emphasized by underline):

Revenue Recognition: Premiums for fully-insured contracts are recognized as revenue over the period insurance coverage is provided, net of amounts recognized for minimum medical loss ratio, or MLR, rebates, if applicable. MLR rebates are calculated in accordance with regulations issued by the Department of Health and Human Services. Premiums applicable to the unexpired contractual coverage periods are reflected in the accompanying consolidated balance sheets as unearned income. Premiums include revenue from retrospectively rated contracts where revenue is based on the estimated ultimate loss experience of the contract. Premium revenue includes an adjustment for retrospectively rated refunds based on an estimate of incurred claims. Premium rates for certain lines of business are subject to the approval by the Department of Insurance in each respective state.

If our minimum MLR rebate accrual does become material to our financial position or results of operations, we will revise our disclosures in filings of future Form 10-Qs and Form 10-Ks to include the applicable information.

* * * * *

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Mr. Jim Rosenberg	June 19, 2012

In connection with our response to the Commission’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing referenced above;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing referenced above; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the opportunity to respond to your comments and welcome further dialogue. If we may be of assistance in answering additional questions which may arise in connection with this letter, please call me at (317) 488-6109.

Very truly yours,

/s/ JOHN E. GALLINA

John E. Gallina
Senior Vice President, Controller, Chief Accounting Officer and Chief Risk Officer

Copy to:	Angela F. Braly
Chair of the Board, President and Chief Executive Officer

Wayne S. DeVeydt
Executive Vice President and Chief Financial Officer

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